Exhibit 3

TAIGA BUILDING PRODUCTS LTD.

Annual Information Form

for the fiscal year ended March 31, 2017

Dated June 22, 2017

TABLE OF CONTENTS

INTRODUCTION	1
Forward-Looking Information	1

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	5

GENERAL DEVELOPMENT OF THE BUSINESS	5
History of Taiga	5
Significant Developments over the Last Three Fiscal Years	6

BUSINESS OF TAIGA	6
Business Overview	6
Products	7
Distribution	8
Value-Added Manufacturing	9
Suppliers	10
Customers	10
Employees	11
Competition	11
Cyclicality and Seasonality	11
Environmental Compliance	11
Softwood Lumber Anti-dumping and Countervailing Duties	12

RISK FACTORS	12
Dependence on Market and Economic Conditions	13
Liquidity Risks	13
Tax Risk	13
Sales and Margin Risk and Fluctuations in Commodity Prices	14
Supply of Commodities	14
Supply-Side Risks	14
Commodity Price Risk	14
Currency Risk	15
Credit Risk	15
Environmental Risk	15
Interest Risk	16
Competition	16
Seasonal and Cyclical Nature of Taiga’s Business	16
Debt Service Obligations	16
Product Liability Claims	17
New Regulations	17
Dependence on Key Personnel	17
Information Systems Risk	17
Availability of Future Financing	18
Level of Dividends	18
Creditworthiness	18

DIVIDENDS	18

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	19
Share Capital	19
Notes	20

MARKET FOR SECURITIES	20

DIRECTORS AND OFFICERS	21
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	22
Conflicts of Interest	22

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	22

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	23

TRANSFER AGENT AND REGISTRAR	23

MATERIAL CONTRACTS	23

AUDIT COMMITTEE	24

INTERESTS OF EXPERTS	25

ADDITIONAL INFORMATION	25

SCHEDULE “A”	A-1

INTRODUCTION

In this annual information form (the “AIF”):

•	all dollar amounts are in Canadian dollars, except where otherwise indicated;

•	references to “Taiga” mean Taiga Building Products Ltd. and its consolidated subsidiaries;

•	references to the “Company” mean Taiga Building Products Ltd.; and

•	unless otherwise stated, information is given as of June 22, 2017.

The functional currency of the Company is the Canadian dollar. Some figures and percentages may not total exactly due to rounding. The accounts of the self-sustaining foreign operation are accounted for by the current rate method under which assets and liabilities are translated at prevailing rates of exchange at each balance sheet date.

Certain general information contained in this AIF concerning the industry in which Taiga operates has been obtained from publicly available information from third party sources. While Taiga believes such sources are reliable, Taiga has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, Taiga has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Forward-Looking Information

Certain statements contained in this AIF constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Taiga or its management, are intended to identify forward-looking information, but not all forward-looking information contains such words. By their nature, statements constituting forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, and projections contemplated by the forward-looking information will not occur.

Although our management believes that the expectations represented by forward-looking information are reasonable, there is significant risk that they may not be achieved, and the underlying assumptions will not prove to be accurate. Forward-looking information in this AIF includes, but is not limited to, statements concerning Taiga’s expectations about:

•	the competitiveness of Taiga’s products and results of operations;

•	its business strategy, including expanding operations in other jurisdictions;

•	its environmental compliance;

•	its liquidity risks;

•	the continued supply of important components of its product mix;

•	the ability of its customers to meet their credit obligations;

•	laws and regulations governing its business operations or changes thereto;

•	its employees and specifically its key personnel, including its senior management team; and

•	legal or regulatory proceedings commenced against Taiga.

With respect to the forward-looking information contained in this AIF, numerous assumptions have been made regarding, among other things:

•	Taiga’s ability to maintain the competitiveness of its products and operations within the industry and retain its current customer base;

•	Taiga’s ability to implement its business strategy to, among other things, successfully expand operations into new markets;

•	the nature and extent of Taiga’s environmental requirements and liabilities, including levels of contamination at various facilities;

•	Taiga’s ability to make scheduled payments or refinance debt obligations, including raising additional capital, if necessary;

•	Taiga’s ability to successfully grow its business and implement cost reduction strategies;

•	Taiga’s ability to continue to acquire important components of and expand its product mix, including during the winter season;

•	Taiga’s ability to maintain its relationships with its customers;

•	the ability of Taiga’s customers to meet their credit obligations and for Taiga to collect amounts owing to it;

•	Taiga’s ability to maintain adequate insurance coverage for product liability;

•	Taiga’s ability to comply with all applicable laws and regulations;

•	Taiga’s ability to retain key personnel or find suitable replacements thereof;

•	Taiga’s ability to maintain its relationship with its employees and avoid major labour disruptions and higher labour costs;

•

Taiga’s ability to operate its Enterprise Resource Planning (“ERP”) information management system and its other information systems, as well as its effectiveness in improving financial controls and developing sales and marketing strategies; and

•	Taiga’s assessment of third parties’ legal proceedings commenced against it.

The foregoing list of assumptions is not exhaustive.

Actual results, performance or achievements could differ materially from those expressed or implied in any forward-looking information, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including, but not limited to:

•	dependence on market and economic conditions;

•	liquidity risks;

•	tax risks;

•	sales and margin risk and fluctuations in commodity prices;

•	supply of commodities;

•	supply-side risks;

•	commodity price risk;

•	currency risk;

•	credit risk;

•	environmental risk;

•	interest risk;

•	competition;

•	seasonal and cyclical nature of Taiga’s business;

•	debt service obligations;

•	product liability claims;

•	new regulations;

•	dependence on key personnel;

•	information systems risk;

•	availability of future financing;

•	level of dividends; and

•	creditworthiness.

The section entitled “Risk Factors” herein discusses these and other risks and uncertainties. These risks and uncertainties could cause Taiga’s actual results, performance or achievements to vary materially and adversely from those described herein as intended, planned, anticipated, believed, estimated or expected. Statements constituting forward-looking information speak only as of the date of this AIF and Taiga does not intend, and does not assume any obligation, to update such statements, except as required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

Taiga Forest Products Ltd. (“Old Taiga”) in its English form (Produits Forestiers Taiga Ltee in its French form) was formed on October 1, 1984 through the amalgamation of Taiga Wood Products Ltd. (Produits de Bois Taiga Ltee) and Caneda Forest Products Ltd. pursuant to the Company Act (British Columbia). On May 26, 2005, Old Taiga entered into an arrangement agreement with a newly incorporated subsidiary of Old Taiga, Taiga Building Products Ltd. (Produits de Batiment Taiga Ltee in its French form), a company formed under the Business Corporations Act (British Columbia) (the “BCBCA”), which resulted in the Company acquiring all of the issued and outstanding common shares of Old Taiga (“Taiga Shares”) in exchange for stapled units of the Company (“Stapled Units”), each comprised of one common share of the Company (a “Common Share”) and one 14% subordinated note (a “Note”), issued under an indenture dated as of September 1, 2005 (the “Indenture”), all pursuant to an arrangement under the BCBCA (the “Arrangement”) which became effective on September 1, 2005. The purpose of the Arrangement was to establish the Company as a publicly traded company carrying on, directly or indirectly, the business and operations of Old Taiga. After giving effect to the Arrangement, shareholders of Old Taiga, together with purchasers of the Stapled Units, owned all of the issued and outstanding Stapled Units of the Company, the Company owned all of the issued and outstanding Taiga Shares and Old Taiga became a wholly- owned subsidiary of the Company. The details of the Arrangement are described in the Company’s management information circular dated May 27, 2005 (the “2005 Information Circular”), a copy of which is filed under the Company’s SEDAR profile at www.sedar.com. References to the “Company” or “Taiga” in this AIF may refer to Old Taiga, where applicable.

The principal and head office of the Company is located at 800 - 4710 Kingsway, Burnaby, British Columbia, V5H 4M2. The registered and records office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

On May 17, 2006, the Company purchased and cancelled $42,500,000 aggregate principal amount of its outstanding Notes for a purchase price of 105% of the principal amount outstanding per Note plus accrued and unpaid interest to the date of acceptance, leaving a principal value of approximately

$128,834,217 of Notes outstanding.

In connection with the repurchase of outstanding Notes, the Company also solicited consents to amend certain provisions of the Indenture. The Company received the requisite consents and paid to each holder of Notes who so validly consented a fee of $3.00 per $1,000 principal amount of outstanding Notes. As a result, the Stapled Units were separated into Notes and Common Shares, and the Notes and the Common Shares began trading separately on the Toronto Stock Exchange (the “TSX”) on May 4, 2006, under the symbols “TBL.NT” and “TBL”, respectively.

Intercorporate Relationships

The following diagram illustrates the current organizational structure of the Company and its respective principal operating subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

History of Taiga

Taiga was created in 1973 as a British Columbia based building products distributor. For over 40 years, Taiga has established and expanded its business and network centres in Canada. Certain significant steps in the growth of Taiga’s business include:

•

In 1987, Taiga established a wood preservation plant at its distribution centre then located in New Westminster, British Columbia to take advantage of increasing demand for treated wood. In 1997, this plant was replaced with a more modern facility based in Langley, British Columbia. In May 1999, Taiga completed the construction of a wood preservation plant in Edmonton, Alberta. In 2005, Taiga purchased a wood preservation plant in Monetville, Ontario. Taiga’s treated wood products are sold through its distribution network under the brand name “Taiga Select”.

•	In 1993, Taiga became a public company. In 1994, Berjaya Group Berhad of Malaysia (“Berjaya”) acquired approximately 60% of Taiga’s outstanding shares by a takeover bid made to existing shareholders.

•

In 1999, Taiga established a lumber trading division in Eastern Canada with administration and sales offices in Concord, Ontario and Laval, Quebec that distributes lumber and related building products within Canada and the United States from reload centres owned by third parties that are located principally in Windsor and Fort Erie, Ontario.

•	In 2002, Taiga purchased a distribution centre in Rocklin, California thereby increasing its sales in the United States. This distribution centre services Northern California and Western Nevada.

•

In late 2003, an approximate 19.6% interest in Taiga was acquired by Genghis S.á.r.l. (“Genghis”) (formerly 3Cs Investments Limited), primarily through the purchase of approximately one third of the interest of Berjaya, and Dr. Kooi Ong Tong, a representative of Genghis, was appointed as a director and chairman of the Company.

•

In early 2017, Genghis and Berjaya sold their Common Shares to a subsidiary of UPP Holdings Limited (“UPP”), a public company listed on the Singapore exchange. Dr. Tong is the executive chairman, chief executive officer and a major shareholder of UPP, and continues to hold the position of chairman and a director of the Company. Ian Tong is an executive director and vice president, investments, of UPP. As a result of the sale, UPP acquired 18,908,208 Common Shares, representing approximately 58.34% of the outstanding Common Shares. See “Significant Developments over the Last Three Fiscal Years – Canada Revenue Agency Reassessment”.

Significant Developments over the Last Three Fiscal Years

Canada Revenue Agency Reassessment

On January 31, 2017, the Company announced that it had paid the full amount owing to Canada Revenue Agency pursuant to the previously announced notice of assessment in respect of its 2005 to 2013 taxation years. The amount was fully funded by subsidiaries of Berjaya and Genghis in accordance with their obligations under their indemnity agreements with the Company. The payment was made in connection with two transactions involving subsidiaries of Berjaya and Genghis, respectively, and UPP and certain of its affiliates and subsidiaries. The transactions consisted of a sale by Berjaya to UPP of all of its Common Shares and subordinated notes of Taiga and a sale by Genghis to UPP of all of its Common Shares. As a result of the transactions, UPP, through a wholly owned subsidiary, acquired approximately 58.34% of the issued and outstanding Common Shares. Mr. Tan Thiam Chai, a representative of Berjaya and former director of Taiga, resigned following completion of the transactions.

The completion of such transactions would have constituted a “change of control” under the Indenture and the amended and restated credit agreement among Taiga, certain other affiliated borrowers and guarantors, JPMorgan Chase Bank, as senior lender, and certain other lenders dated November 25, 2013 (the “Credit Agreement”), providing for Taiga’s senior revolving credit facility (the “Facility”). Taiga entered into amendments to both the Credit Agreement and the Indenture in accordance with the terms thereof in order to permit the transactions to complete without triggering the change of control requirements under such agreements.

Management Changes

On March 31, 2015, Cam White retired as the President and Chief Executive Officer of Taiga, and Trent Balog was appointed as his successor. Prior to Mr. Balog assuming the roles of President and Chief Executive Officer, Mr. Balog held the positions of Executive Vice President Operations and Chief Operating Officer. Russ Permann, who held the position of Vice President – Prairie Operations, Envirofor Preservers and US Operations was appointed as Executive Vice President Operations and Chief Operating Officer. Grant Sali was appointed as Chief Procurement Officer, in addition to his existing role as Executive Vice President, Supply Management.

BUSINESS OF TAIGA

Business Overview

Taiga is the largest independent wholesale distributor of building products in Canada. Taiga distributes building products in Canada, the United States and elsewhere. As a wholesale distributor, Taiga maintains substantial inventories of building products at 15 distribution centres strategically located throughout Canada, and 2 distribution centres located in California. In addition, Taiga regularly distributes products through the use of third party reload centres. Taiga also owns and operates three wood preservation plants that produce pressure-treated wood products. Factors that affect Taiga’s year-over-year profitability include sales levels, price fluctuations and product mix.

Taiga distributes the following products: (i) dimension lumber; (ii) panel products, including plywood, particle board and oriented strand board; and (iii) allied and treated products such as roofing materials, mouldings, composite decking, polyethylene sheeting, batt and foam insulation, flooring, engineered wood and treated wood.

The following is a breakdown of the percentage of revenue generated by each product that accounted for 15 percent or more of Taiga’s total consolidated revenue in the last two fiscal years:

Products

Dimension Lumber and Panel Products

Dimension Lumber

Dimension lumber is lumber cut to standard sizes and used as building material. Dimension lumber is a commodity product because it exhibits standardization across suppliers, as opposed to the quality and design differences associated with branded products such as insulation and roofing. Taiga’s gross margins on dimension lumber are achieved by offering value-added services to its customers, such as just-in-time delivery, extended payment terms, and consistent supply.

Taiga has over 40 years of experience in the dimension lumber commodity market. This experience, coupled with daily participation in the lumber market, provides Taiga with extensive knowledge of the lumber market and facilitates trading activities. Dealing in commodities allows Taiga to build substantial volume into its distribution network and promotes higher capacity usage of in-bound and out-bound transportation which reduces cost. Taiga’s expertise and scale enable Taiga to be price competitive in both supply and sales.

Panel Products

Panel products are standard size wooden building panels such as plywood, particle board, medium density fibre board and oriented strand board. Like dimension lumber, panel products are also commodity products that are marketed and sold in a manner similar to sales of dimension lumber. However, certain panel products are subject to greater price volatility than dimension lumber.

Allied, Treated Wood and Other Products

Allied Products

Allied products are building products that have a natural connection to Taiga’s principal products and that generally have a brand presence “Johns Manville” residential insulation, “LP SmartSide” siding, “DOW”

rigid insulation, “Trex” composite decking and “Iko” roofing products are all examples of allied products which Taiga distributes to its customers on behalf of their producers. Taiga also sells allied products under its Taiga Select brand name including flooring and mouldings. Allied products complement Taiga’s other product lines. Management believes that producers distribute their product through Taiga because of the scale of Taiga’s operations and its national market penetration. Taiga has targeted the allied products segment for growth and believes that the higher margins generally attributable to branded products can enhance profitability. Expanding sales of these building products can also smooth the volatility that characterizes commodity markets.

Treated Wood

Treated wood is lumber that has been chemically treated to increase its ability to withstand variable weather conditions. It is used for fencing, decking, foundations, landscaping and for other external applications. Taiga produces treated wood at its three wood preservation plants located in British Columbia, Alberta and Ontario. This product is marketed under the brand name “Taiga Select”. Taiga intends to continue to support the growth of its treated wood brand. In addition to distributing its own treated wood, Taiga also distributes treated wood produced by other manufacturers. Taiga also provides wood treatment services to other lumber producers on a contract basis. Sales of treated wood generally have higher gross margins than sales of untreated dimension lumber and other panel products.

Distribution

Facilities and Operations

Taiga’s head office is located in Burnaby, British Columbia. Taiga has 15 distribution centres across Canada and 2 in the United States all strategically located to access key markets. Taiga also utilizes facilities owned by third parties as reload centres in the United States and Canada. The table below shows all of Taiga’s distribution centres, each of which generally consists of a large yard, ancillary office space, open and covered racking and open and enclosed warehousing. Many of these distribution centres are serviced by rail spur lines and all are in close proximity to major highways.

Location	Size	Nature of Interest	Year Opened
Kelowna, British Columbia	14,500 sq. ft. building on 2.5 acres	leased	1990
Nanaimo, British Columbia	10,500 sq. ft. building on 2.0 acres	leased	1992
Langley, British Columbia	105,000 sq. ft. building on 10.0 acres	leased	1999
Calgary, Alberta	50,000 sq. ft. building on 15.0 acres	leased	1974
Edmonton, Alberta	85,000 sq. ft. building on 14.0 acres	leased	1988
Regina, Saskatchewan	21,000 sq. ft. building on 4.2 acres	leased	1984
Saskatoon, Saskatchewan	14,400 sq. ft. building on 4.0 acres	leased	2000
Winnipeg, Manitoba	14,000 sq. ft. building on 4.0 acres	leased	1994
Milton, Ontario	68,000 sq. ft. building on 11.5 acres	leased	1979
Sudbury, Ontario	14,000 sq. ft. building on 5.0 acres	leased	1995
Boucherville, Quebec	52,923 sq. ft. building on 12.0 acres	leased	1996
St. Augustin, Quebec	36,000 sq. ft. building on 7.0 acres	leased	1996
Moncton, New Brunswick	20,000 sq. ft. building on 2.0 acres	leased	2011
Paradise, Newfoundland	11,000 sq. ft. building on 1.5 acres	leased	2006
Dartmouth, Nova Scotia	58,000 sq. ft. building on 6.5 acres	leased	2013
Rocklin, California	100,000 sq. ft. building on 15.0 acres	owned	2002
Sanger, California	109,250 sq. ft. building on 12.6 acres	owned	2006

Methods of Distribution

Distribution of lumber and building materials is performed by wholesale distributors and office wholesalers (sometimes referred to as lumber brokers). Taiga acts as both. As a wholesale distributor, Taiga maintains substantial inventories of lumber, panels and other building products owned by it at its strategically located distribution centres. As an office wholesaler, Taiga buys and sells products using third party reload facilities located in Canada and the United States.

•	Distribution Centres

Taiga’s main method of distribution is the delivery of its own inventory to its customers from its distribution centres. Inventory is purchased from suppliers and warehoused at Taiga’s distribution centres for re-sale to Taiga’s customers. Inventory is generally delivered to a customer’s location by a third-party carrier on a contract basis. In addition, Taiga maintains its own small fleet of trucks to facilitate the delivery of its products.

•	Reload Facilities

Taiga also sells building materials in Canada and the United States through the use of reload facilities. Reload facilities are commercial storage yards owned and operated by third parties which receive rail car or truck shipments principally of dimension lumber and panel products. These shipments are then broken down into smaller quantities, often combined with other items, for delivery by truck to customers. Taiga pays service charges for the use of the reload facilities. These reload facilities are strategically located either in close proximity to certain United States markets or in areas that provide economical transportation links to them. The principal reload facilities used by Taiga during the most recently completed fiscal year were located in British Columbia, Alberta, Ontario, Quebec and Nova Scotia, Canada and New York, Texas, Pennsylvania, Michigan and Vermont, U.S.A.

•	Direct Shipments

Taiga also arranges for delivery of products directly from its suppliers’ facilities to its customers’ yards. This allows Taiga to avoid the expense of holding inventory and benefits customers by facilitating quicker delivery of the products.

•	Inventory Management

In addition to the purchase of building products from suppliers as inventory for resale, Taiga has Vendor Managed Inventory (“VMI”) programs with a number of key suppliers. Under the VMI program, Taiga holds and sells product on a consignment basis. Taiga’s VMI program benefits suppliers by allowing them to get their products to national markets directly and can also increase a supplier’s market share. Utilizing VMI, products can be sold to customers before they have been purchased by Taiga. Benefits to Taiga from employing a VMI program include the ability to access certain building products without having to commit working capital for the purchase of inventory as well as the ability to carry a wider product range from an individual supplier. Using the VMI program reduces Taiga’s risk from commodity price fluctuations.

Value-Added Manufacturing

Taiga operates three wood preservation plants that produce treated wood products.

Facilities and Operations

Location	Nature of Operations	Size	Estimated Annual Capacity (per board foot)	Nature of Interest	Year Facility Opened
Langley, British Columbia	Wood preservation plant	42,000 sq. ft. building on 12.4 acres	60 million	leased	1998
Edmonton, Alberta	Wood preservation plant	54,000 sq. ft. building on 8.5 acres	60 million	leased	1999
Monetville, Ontario	Wood preservation plant	20,924 sq. ft. building on 10.8 acres	40 million	leased	1990(1)

Notes:

(1)	The Monetville facility has been in operation since 1990. Taiga acquired this facility in 2005.

•	Wood Preservation Plants

Taiga’s wood preservation plant in British Columbia uses three different chemicals: chromated copper arsenate (“CCA”), alkaline copper quaternary (“ACQ”) and copper azole (CA). In late 2003, in response to environmental concerns, the wood preservation industry voluntarily began using ACQ for treating wood used in residential applications. Taiga’s British Columbia plant uses ACQ in 85% of its production and its Alberta plant uses Copper Azol, which is similar to ACQ. These two Western Canadian plants also use CCA for treating wood used in non-residential applications. Both plants utilize a state-of-the-art CCA accelerated “fixation” process to “lock” the preservative within the wood. In 2005, a third pressure-treating plant was purchased in northern Ontario and converted to run with the ACQ preservative. All three plants have met the stringent design and operation standards stipulated by Environment Canada and Wood Preservation Canada. “Taiga Select” preserved wood products are now covered by the Canadian Wood Preservation Certification Authority (“CWPCA”).

Suppliers

Taiga has established strong, stable relationships with its suppliers. Taiga’s scale offers efficiencies that management believes are superior to suppliers whose core competency is manufacturing. As a buyer for the producer’s bulk product shipments, Taiga offers the producer reduced distribution costs. Compared to directly selling to small and medium sized accounts, Taiga’s distribution network is intended to offer its suppliers access to a large and diverse market at less risk. Taiga also provides a high level of marketing and product support to its suppliers.

Although Taiga believes it has strong relationships with its current suppliers and that it has access to alternate suppliers if needed, any disruption in Taiga’s sources of supply is subject to certain risks. See “Risk Factors – Supply-side Risks”.

Customers

Taiga’s primary customers are “big-box” and other building products retailers, building supply yards and industrial manufacturers. Building products retailers and building supply yards sell building products to either “do-it-yourself” consumers or contractors. Taiga’s customers include national retail chains such as Lowe’s Companies Inc. and Home Hardware Stores Limited, regional retail chains and members of buying groups such as Sexton, Tim-BR Mart, Castle Building Centres and Independent Lumber Dealers of Canada. Buying groups provide advertising and promotional programs on behalf of their members. Buying groups facilitate access to geographically dispersed dealers. Products sold by Taiga’s Rocklin and Sanger, California distribution centres are sold primarily to building supply yards. The scale of Taiga’s operations enables it to satisfy its customers’ needs by providing large uniform volumes of its focused range of products.

By keeping product inventories close to customers at its distribution centres, Taiga enables these customers to achieve just-in-time inventory management practices. Taiga caters to small, mixed-load needs and can typically deliver products within 48 hours of receiving an order. Taiga offers its customers product availability, reduced inventory requirements, storage and handling costs, and favourable credit and financing options. Taiga’s strength is also in its individual relationships with its customers. Some relationships between Taiga employees and customers extend back over 20 years.

Employees

As of March 31, 2017, Taiga had 459 employees. Taiga’s employees are not unionized. Management believes that Taiga has a good relationship with its employees.

Competition

The distribution of building products is highly competitive. In Canada, Taiga’s principal competitors fall into two categories. The first category of competitor is comprised of regional or national distributors. Taiga’s competitive position is influenced by its size, geographic diversification and financial strength. Since much of the value in distribution is derived from volume discounts on large purchases, Taiga’s size is an important advantage with respect to this category of competitors. The second category of competitor is comprised of producers that sell directly to retailers. Taiga believes it has an advantage over such producers in terms of distribution because Taiga is able to acquire products from a diverse range of suppliers. This generally lowers Taiga’s inventory costs. Industry consolidation has made the lumber and building materials industry more competitive. Both suppliers and retailers have grown in size in order to take advantage of economies of scale. Management believes that Taiga is well positioned in Canada to service these growing companies because of its national presence and the strength of its logistics network. In the United States, while Taiga faces the same types of competitors as in Canada, those competitors are greater in number and size. See “Risk Factors – Competition”.

Cyclicality and Seasonality

The building products industry is cyclical. This industry tends to be highly profitable during periods of economic expansion and faces challenges during economic recessions. Profits are also tied to the prices of the commodities that Taiga sells. Profits in the industry are closely tied to housing starts, which are cyclical and do not necessarily mirror the economic cycle. In order to mitigate the effects of the business cycle and reductions in housing starts, Taiga is developing a counter-cyclical business strategy. By tying employee bonuses to profits, Taiga has increased the variable portion of total employee compensation, thus reducing compensation expenses during downturns in the business cycle. An increased emphasis on Taiga’s VMI program is expected to reduce the effect of cyclicality because products are sold on a consignment basis and, accordingly, commodity price fluctuations have less of an effect on Taiga’s inventory costs. Taiga’s gross margins are increasingly driven by engineered wood, treated wood and allied products, which do not generally trade as commodities. By expanding its focus on the sale of products that are common in the home renovations market, Taiga believes it will reduce the impact of housing starts on its business.

The building products industry is also seasonal in nature. The new home construction season in Canada typically extends from early March through to late October, and is dependent on the weather in each local market. Retailers typically build up inventories shortly before the start of the building season in anticipation of sales. Taiga’s sales mirror the building season. However, Taiga has developed a significant mix of products that are sold during the winter season such as mouldings, insulation and finished panel products. Taiga’s goal is to further increase sales in these and other winter season products in order to smooth fluctuations in quarterly earnings attributable to the building season. Taiga’s business strategy of expanding its operations in the United States and Asia is also expected to reduce seasonality because of their different building seasons. See “Risk Factors – Seasonal and Cyclical Nature of Taiga’s Business”.

Environmental Compliance

Taiga is committed to operating its facilities in an environmentally responsible manner. Taiga’s business activities are subject to federal, state, provincial and local environmental and occupational health and safety laws and regulations, including requirements relating to air emissions, storage and handling of chemicals and hazardous substances, wastewater and stormwater discharge, ownership and operation of underground storage tanks and cleanup of contaminated soil and groundwater. Management believes that Taiga is in material compliance with such applicable laws and regulations. Under applicable environmental laws, Taiga could be potentially responsible for cleanup of contamination at owned or leased facilities caused by its operations or, potentially, by the past operations of others.

In February 2005, environmental studies were performed on Taiga’s distribution centres in Langley, Kelowna, Calgary, Edmonton, Sudbury, Milton, Brampton, Boucherville and St. Augustin, along with the wood preservation plants in Langley and Edmonton. In August 2006 environmental studies were performed on Taiga’s distribution centre in Sanger, California. In August 2013, environmental studies were performed on Taiga’s distribution centres in Edmonton, Winnipeg, Saskatoon, Regina, and Dartmouth. These studies have shown that there is likely some contamination associated with on-site activities. There may also be some contamination associated with third party off-site industrial activities on adjacent sites. The presence or absence of such contamination has not been confirmed at this time, but is not expected by management to be material. Also, prior to acquiring the wood preservation plant in Monetville, Ontario, Taiga obtained a Phase II environmental study, the results of which show that there was likely some contamination associated with on-site activities.

Environmental protection and compliance requirements, including as a result of the contamination identified above, do not and are not expected to have any material financial or operational effects on Taiga’s capital expenditures, earnings or competitive position. However, such requirements and anticipated liabilities are subject to substantial uncertainty and there can be no assurance that environmental liabilities or compliance or cleanup requirements will not increase or develop in the future beyond management’s current expectations, which may result in a material adverse effect on Taiga’s financial condition and results of operations. See “Risk Factors – Environmental Risk”.

All three of Taiga’s “Envirofor Preservers” treating plants have achieved the highest standard in Canada by being certified by Environment Canada and Wood Preservations Canada. “Taiga Select” preserved wood products are now covered by the CWPCA.

All laminate flooring products sold by Taiga are produced, tested and compliant according to both the European E1 and California Air Resource Board (CARB) standards for formaldehyde emissions. Taiga vinyl flooring products are Phthalate Free, and are tested before, during and after manufacturing to ensure a safe and consistent final product.

Softwood Lumber Anti-dumping and Countervailing Duties

On April 24, 2017 the U.S. Commerce Department imposed new anti-subsidy tariffs averaging 20 percent on Canadian softwood lumber imports, a move that escalates a long-running trade dispute between the two countries.

The preliminary determination directs U.S. Customs and Border Protection to require cash deposits for the duties on all new imports as well as softwood products imported over the past 90 days. To remain in effect, however, the duties need to be finalized by the U.S. Department of Commerce and then confirmed by the U.S. International Trade Commission after an investigation that includes testimony from both sides.

There can be no assurance that the United States Government will not conduct further investigations, impose further duties in the future, or enact other legislation affecting trade. See “Risk Factors – New Regulations”.

RISK FACTORS

The following are risk factors relating to Taiga that current or prospective investors should carefully consider before making an investment decision relating to the Common Shares or Notes. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF or incorporated by reference. These risks and uncertainties may not be exhaustive. Additional risks and uncertainties not currently known to Taiga, or that Taiga currently considers immaterial, may also impair the operations of Taiga or relate to the holding of Common Shares and Notes. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of Taiga, and the ability of Taiga to make distributions on the Common Shares and Notes, or the value of the Common Shares and Notes, could be materially adversely affected.

Dependence on Market and Economic Conditions

Demand for Taiga’s products depends significantly upon the residential construction market and home improvement market. The level of activity in these markets depends on many factors, including the general demand for housing, interest rates, availability of financing, housing affordability, levels of unemployment, shifting demographic trends, gross domestic product growth, consumer confidence, changes in the rate of housing starts, and other general economic conditions, which are beyond Taiga’s control. Also, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could have a material adverse effect on Taiga’s financial condition and results of operations.

Liquidity Risks

Taiga’s ability to make scheduled payments of its obligations depends on its successful financial and operating performance, cash flows and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond Taiga’s control.

The Company’s ability to maintain compliance with certain of its debt covenants under the Facility depends on the borrowing base connected to a defined percentage of accounts receivable and inventories, which is subject to the Company’s future financial and operating performance.

The Company’s ability to meet its future debt service and other obligations may depend in significant part on the extent to which the Company can successfully implement its business growth and cost management strategies. The Company cannot provide any assurance that it will be able to implement its strategy fully or that the anticipated results of its strategy will be realized. The Company expects to meet future cash requirements in part through the Facility.

In 2009, disruptions in the United States, Canada and other credit markets adversely affected the availability of credit and the financial markets in general. Although improving, housing starts and the residential housing markets in the United States have not yet returned to the pre-crisis level. Future financial disruptions affecting the United States and Canadian markets, both generally and the housing markets specifically, could have a material adverse effect on Taiga’s operations, liquidity and financial results.

Tax Risk

Taiga believes that it is in material compliance with all applicable federal, provincial, and state income tax legislation in Canada and the United States. However, income tax returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Taiga, such reassessment may have an impact on current and future taxes payable. See “Legal Proceedings and Regulatory Actions”.

Taiga is subject to ongoing examination by tax authorities in each jurisdiction in which it has operations. Taiga regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for current and deferred income taxes, as well as the provision for indirect, withholding and other taxes as well as related penalties and interest. This assessment relies on estimates and assumptions, which involves judgments about future events. It also relies on interpretations of tax law, including general anti-avoidance provisions (GAAR), and prior experience. New information may become available that causes Taiga to change its judgment regarding the adequacy of its provisions related to income and other taxes and any changes will be recorded prospectively in the period that such determinations are made. There is no assurance that adequate provisions have been or will be made by Taiga to fully cover its possible exposure to tax related liabilities, and any material tax reassessment may have a material adverse impact on Taiga’s liquidity, financial condition and results of operation. Taiga has entered into indemnity agreements with its former major shareholders in order to mitigate the risk of reassessments against Taiga in respect of certain withholding tax determinations.

Although Taiga has repaid a recent Canada Revenue Agency reassessment in respect of withholding taxes (see “Significant Developments over the Last Three Fiscal Years – Canada Revenue Agency Reassessment”), the indemnity agreements continue to be in effect in the event additional reassessments are issued or the repaid reassessment is appealed. Taiga has no reason to believe that the terms of such agreements shall not be adhered to, however any default or material delay in performance by the major shareholders could result in a material adverse effect on Taiga’s cash flows, results of operations and financial condition in the event of a material tax reassessment.

Sales and Margin Risk and Fluctuations in Commodity Prices

Taiga’s profitability depends on its ability to maintain and grow sales to its customers and to sustain its profit margins. If Taiga’s operating costs increase or if the prices for which Taiga is able to sell its products fall, its sales or margins, or both, will be adversely affected.

Taiga’s sales volumes are affected by general economic conditions impacting the housing industry, competition as well as its relationships with customers and suppliers. Adverse changes in any one of these factors can significantly reduce Taiga’s sales volumes.

Commodity prices fluctuate with market supply and demand and other factors, and these fluctuations can be volatile. Taiga’s profitability is directly influenced by the cost of certain commodity products, such as plywood, oriented strand board, panel boards and dimension lumber. The prices of such commodity products are beyond the control of Taiga. Sudden changes in commodity prices may adversely impact Taiga’s operating results. There can be no assurance that Taiga’s producers or manufacturers will continue to have these commodity products available to them at reasonable prices or that significant increases in the costs of such commodities will not materially adversely affect Taiga’s operations.

Supply of Commodities

Dimension lumber and panel products are important components of Taiga’s product mix. Due to political and environmental restrictions on logging in North America, the availability of adequate lumber supply in the future could adversely affect Taiga’s growth. Taiga’s policy of buying from as many established producers as possible, and its practice of establishing a number of supply arrangements are both designed to ensure continued supply, but there can be no assurance that such measures will reduce the risk of limited supply in the future.

Supply-Side Risks

Taiga distributes building products produced or supplied by a number of major suppliers. Taiga currently does not have long term contracts with any of its major suppliers and many of its arrangements with its suppliers are not contained in written agreements. Although Taiga believes that it has access to similar products from competing suppliers, any disruption in Taiga’s sources of supply, or any material fluctuation in the quality, quantity or cost of such supply, could have a material adverse effect upon Taiga’s results of operations and financial condition.

In addition, many of Taiga’s suppliers and other service providers have unionized work forces. If one or more of Taiga’s suppliers or service providers experience a material work stoppage or slow down, it could materially adversely affect Taiga’s ability to secure sufficient inventory and therefore could materially adversely affect its business, financial condition, results of operations and cash flows. Also, supply shortages occur at times as a result of unanticipated demand, production difficulties or delivery delays. In such cases, building material and commodity suppliers often allocate products among distributors. Therefore, future supply shortages may occur from time to time and may have a short term material adverse effect on Taiga’s results of operations and financial conditions.

Commodity Price Risk

The wholesale building products distribution industry is characterized by large sales volumes and low gross margins. It is highly sensitive to price, quality, timeliness of delivery and continuity of supply. In addition, the demand for some of Taiga’s products is cyclical and prices can change rapidly.

Taiga’s buying practices are designed to minimize the risk of rapidly changing prices, although there can be no assurance that such practices will actually reduce risk. Generally, Taiga does not hedge its inventory risk through the purchase of lumber futures contracts. Substantially all purchases are made based on current orders and anticipated sales, and most sales are made from inventory or against product on order. Inventory levels are monitored in an attempt to achieve balance between maximum inventory turnover and anticipated customer demand. Although Taiga strives to reduce the risk associated with price changes by maximizing inventory turnover, Taiga maintains significant quantities of inventory, which is affected by fluctuating prices.

Currency Risk

The performance of the Canadian dollar compared to the US dollar presents a certain valuation risk for inventories purchased specifically for United States markets. Taiga does not generally hedge these inventories with United States exchange forwards, relying instead on rapid inventory turnover. Taiga continually monitors exchange trends and currently does not have a material economic foreign currency exposure, however, there can be no assurance that exchange rate fluctuations will not adversely affect Taiga’s financial position and profitability going forward.

Credit Risk

Taiga extends to its customers credit, which is generally unsecured. Taiga has credit management procedures in place to mitigate the risk of losses due to the insolvency or bankruptcy of customers. The Company regularly reviews customer credit limits, monitors the financial status of customers, and assesses the collectibility of accounts receivable. However, risk exists that some customers may not be able to meet their obligations and the loss of a large receivable would have a significant negative impact on Taiga’s profitability.

The Company is also exposed to credit risk from the potential default by any of its counterparties on the interest swap and lumber futures contracts. The Company mitigates this credit risk by dealing with counterparties who are established major financial institutions. Taiga evaluates potential counterparties in advance of entering into such agreements and deals only with parties it anticipates will satisfy their obligations under the contracts.

Environmental Risk

Taiga’s operations are subject to a wide range of general and industry-specific environmental laws and regulations imposed by federal, provincial and local authorities in Canada and the United States, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, and the remediation of contaminated soil and groundwater. Taiga may be subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that it owns or operates and at other properties where it or its predecessors have operated or arranged for the disposal of hazardous substances. Failure to comply with applicable environmental requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. Management believes that Taiga is in material compliance with all applicable environmental laws and regulations and Taiga incurs capital and operating expenditures in the ordinary course to maintain such compliance. However, future events such as any changes in these laws and regulations, or any change in their interpretation or enforcement, the discovery of currently unknown conditions, or future claims or remediation activities, may give rise to additional expenditures, liabilities or cleanup requirements beyond management’s current expectations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Taiga has made provisions for known claims and expected remediation, but such costs are uncertain and there is a risk that Taiga’s provisions will not be sufficient. These future events could have a material adverse effect on Taiga’s business, financial condition, results of operations and cash flows

Interest Risk

Taiga utilizes significant leverage to finance day-to-day operations. The interest cost of the Facility is predominately prime-based. Increased interest rates will increase Taiga’s operating costs and may reduce net profit after income tax. Taiga monitors current interest rates and selectively utilizes interest rate swap agreements.

Competition

Taiga faces competition from one or more competitors in all geographic areas where it sells products. Taiga competes with many local, regional and national distributors as well as producers that engage in direct sales. Taiga’s competition varies by product line, customer classification and geographic market.

The highly competitive market in which Taiga conducts its business may require it to reduce its prices from time to time. If competitors offer discounts on certain products or services in an effort to capture or gain market share or to sell other products, Taiga may lower prices or offer other favourable terms in order to compete successfully. Any such changes could reduce Taiga’s margins and adversely affect operating results.

Competitors may provide price guarantees. This practice could, over time, limit the prices that Taiga charges for its products. If Taiga cannot offset price reductions with a corresponding increase in sales or with reduced expenses, then Taiga’s margins and operating results would be adversely affected.

Some of the companies that compete with Taiga have greater financial and other resources than those of Taiga or may have access to government incentives, labour or products that are not available to Taiga. There can be no assurance that Taiga’s principal competitors will not be successful in capturing, or that new competitors will not emerge and capture, a share of Taiga’s present or potential customer base. See “Business of Taiga – Competition”.

In addition, it is possible that some of Taiga’s suppliers or customers could become competitors of Taiga if they decide to distribute their own building products and bypass distributors like Taiga. This risk could be increased as a result of the recent consolidation by both producers and retailers of building products, who may be encouraged to deal directly rather than through distributors. Furthermore, if one or more of Taiga’s competitors were to merge or partner with another of its competitors, the change in the competitive landscape could adversely affect Taiga’s ability to compete effectively. Competitors may also establish or strengthen relationships with parties with whom Taiga has relationships, thereby limiting Taiga’s ability to distribute certain products. Disruptions in Taiga’s business caused by these events could reduce its revenues.

Seasonal and Cyclical Nature of Taiga’s Business

The business of Taiga is, to a significant degree, seasonal and cyclical, and fluctuates in advance of the normal building season. Inventory is built up during the first and fourth quarters of the calendar year in anticipation of the building seasons, and the busy selling season begins in the last half of the first quarter and extends to the end of the third quarter of the calendar year. Additionally, Taiga is subject to the normal economic cycle, the housing cycle and to macroeconomic factors, such as interest rates. Although Taiga anticipates that these seasonal and cyclical fluctuations will continue in the foreseeable future, it is seeking to reduce their impact on its operations and sales. See “Business of Taiga – Cyclicality and Seasonality”.

Debt Service Obligations

Taiga has debt service obligations under the Facility. The degree to which Taiga is leveraged could have important consequences to shareholders, including its ability to obtain additional financing for working capital, capital expenditures or acquisitions on acceptable terms. Taiga’s ability to make payments on its indebtedness will depend on future cash flow, prevailing economic conditions, prevailing interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

The Facility contains restrictive covenants and maintenance and reporting requirements which place restrictions on certain aspects of its business or ability to enter into additional material transactions. A failure to comply with the obligations of the Facility could result in an event of default which, if not cured or waived, could permit acceleration of the Facility, and in such event there can be no assurance that Taiga’s assets would be sufficient to repay the amounts owing in full, which could have a material adverse effect on the business.

Taiga may need to refinance its Facility or Notes and there can be no assurance that it will be able to do so on terms acceptable to Taiga or at all. If Taiga is unable to refinance its debt, or is only able to refinance its debt on less favourable and/or more restrictive terms, there may be a material adverse effect on Taiga’s financial position, results of operations and its ability to pay dividends in the future.

Product Liability Claims

Taiga may from time to time be subject to claims for damages resulting from defects in products that it distributes. Product liability claims, even if unsuccessful, may result in significant litigation costs to defend such claims as well as other costs incurred to remedy the problem, which could substantially increase Taiga’s expenses. Taiga believes that it maintains adequate insurance coverage for risks of product liability claims.

New Regulations

With the exception of the application of environmental regulations, in particular those affecting the treatment of Taiga’s treated wood products, Taiga’s business is currently subject to few laws and regulations. Generally, there are laws that regulate credit practices, transporting products, importing and exporting products and employment. Such laws, regulations and related rules and policies are administered by various federal, state, provincial, municipal, regional and local agencies and other governmental authorities. New laws affecting Taiga’s business could be enacted or changes to existing laws could be implemented, each of which might have a significant impact on Taiga’s business. Failure of Taiga to comply with applicable laws and regulations may subject Taiga to civil or regulatory proceedings which may have a material adverse effect on its financial condition and results of operations. As Taiga may expand its United States operations in the future, the potential for greater risk due to greater exposure of Taiga to United States regulations would also increase accordingly.

Dependence on Key Personnel

Taiga is dependent on the continued services of its senior management team, and its ability to retain other key personnel. Although Taiga believes that it could replace such key employees in a timely fashion should the need arise, the loss of such key personnel could have a material adverse effect on Taiga. Although Taiga does not have a unionized workforce, there can be no assurance that there will not be any labour disruptions, or that Taiga will not incur higher labour costs in the future, either of which could materially adversely affect Taiga’s business, financial condition, results of operations and cash flows. Furthermore, as part of Taiga’s growth strategy, Taiga may need to hire additional highly qualified individuals, including finance, sales and marketing personnel. There can be no assurance that Taiga will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its ability to distribute new product lines and increase revenues.

Information Systems Risk

Taiga’s operations depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as expenses for the purpose of mitigating the risk of potential failures. Taiga operates an enterprise wide information system and accounting system that are designed to provide information to Taiga’s management which is expected to be used to enhance financial controls and to develop sales and marketing strategies. The failure of such systems could adversely impact Taiga’s results of operations. Taiga also relies on third party vendors to support, maintain and upgrade its ERP and other systems. Failure by such vendors to provide the necessary support could disrupt Taiga’s operations. Any delay in converting to an alternative system, could have a material adverse impact on Taiga’s results of operations. There can therefore be no assurance that the new systems will provide the information and benefits expected by management.

Availability of Future Financing

Taiga expects that going forward its principal sources of funds will be cash generated from its operating activities, proceeds from the sale and leaseback transaction completed in February 2014 and borrowing capacity remaining under the Facility or future credit facilities. Taiga believes that these funds will provide it with sufficient liquidity and capital resources to meet its current and future financial obligations, as well as to provide funds for its financing requirements, capital expenditures and other needs for the foreseeable future. Despite its expectations, however, Taiga may require additional equity or, beyond the Facility, debt financing to meet its cash requirements and financial obligations. Such financing may not be available when required or may not be available on commercially favourable terms or on terms that are otherwise satisfactory to Taiga.

Level of Dividends

The board of directors of the Company may, in its discretion, amend or repeal the Company’s dividend policy. The Company’s board of directors may decrease the level of dividends provided for in the Company’s dividend policy or entirely discontinue the payment of dividends.

While the Company is contractually obligated to make interest payments on the Notes, subject to certain deferral provisions, cash distributions by the Company on the Common Shares are not guaranteed and will fluctuate with the performance of the business of Taiga at the discretion of the board of directors.

Creditworthiness

The perceived creditworthiness of the Company and its respective subsidiaries that have guaranteed the Notes may affect the market price or value and the liquidity of the Common Shares and Notes.

DIVIDENDS

Dividend Policy

In accordance with Taiga’s dividend policy set on October 15, 2008, the Company generally intends to pay dividends each year on its Common Shares equal to 25% of the prior fiscal year’s net earnings. These dividends would be payable in two instalments of 12.5% on each July 15 (or first business day thereafter) and each January 15 (or first business day thereafter) to the shareholders of record on June 30 and December 31 (or first business day thereafter). The payment of any dividends by the Company is subject to the discretion of its board of directors and subject to its determination of the Company’s capital and operational requirements, adequacy of reserves and compliance with contractual and legal requirements.

Since April 2013, the Company has not declared dividends.

The board of directors has determined not to declare and pay the first instalment of dividend in respect of the 2017 fiscal year’s net earnings. The decision to pay the second instalment dividend in respect of the 2017 fiscal year’s net earnings will be addressed by the board of directors prior to the next scheduled dividend payment date of January 15, 2018.

Interest Payments on Subordinated Notes

The Company is obligated to make interest payments in connection with its Notes, as set out in the Indenture. A copy of the Indenture and all amendments thereto are available under the Company’s SEDAR profile at www.sedar.com.

Between April 2013 and March 31, 2017, interest payable on each $1,000 Note was $11.6667 per month. Certain adjustments to the interest payable were made in accordance with the terms of the Indenture. For the total net interest expense on the Notes, please see the audited consolidated financial statements for the year ended March 31, 2017, which are available on SEDAR.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares, unlimited number of class A common shares, unlimited number of class A preferred shares and unlimited number of class B preferred shares. As at the date hereof, 32,414,278 Common Shares, no class A common shares and no class A or class B preferred shares were issued and outstanding.

The holders of Common Shares are entitled to one vote per Common Share and to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of Common Shares are entitled to receive dividends if, as and when declared by the board of directors of the Company on Common Shares as a class. The holders of Common Shares will be entitled to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs.

The holders of class A common shares are entitled to one vote per every two class A common shares held and to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of class A common shares are entitled to receive dividends if, as and when declared by the board of directors of the Company on class A common shares as a class. The holders of class A common shares will be entitled to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs.

The holders of class A preferred shares are not entitled to vote for the election of directors or for any other purpose, nor are they entitled to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of class A preferred shares are entitled to receive dividends if, as and when declared by the board of directors of the Company at a rate to be determined by the directors at the time of issue of such shares. The holders of class A preferred shares will be entitled, before any distribution of any part of the assets of the Company among holders of any other class, to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs. The Company may, by resolution of the board of directors, redeem at any time the whole or from time to time any part of the then outstanding class A preferred shares on payment for each share of the amount of $1,000, together with any dividends declared thereon and unpaid. Any holder of class A preferred shares may, at any time upon giving notice to the Company, require the Company to redeem the whole or from time to time any part of the class A preferred shares.

The holders of class B preferred shares are not entitled to vote for the election of directors or for any other purpose, nor are they entitled to receive notice of, and attend any meeting of the shareholders of the Company (other than meetings of a class or series of shares of the Company). The holders of class B preferred shares are entitled to receive dividends if, as and when declared by the board of directors of the Company at a rate to be determined by the board of directors at the time of issue of such shares. The holders of class B preferred shares will be entitled, after distribution to the holders of the class A preferred shares, but before any distribution of any part of the assets of the Company among holders of the Common Shares, to share rateably in any distribution of the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up its affairs. The Company may, by resolution of the board of directors, redeem at any time the whole or from time to time any part of the then outstanding class B preferred shares on payment for each share of the amount set by the directors at the time of issuance of such class B preferred shares together with any dividends declared thereon and unpaid. Any holder of class B preferred shares may, at any time upon giving notice to the Company, require the Company to redeem the whole or from time to time any part of the class B preferred shares.

Notes

On September 1, 2005, pursuant to the Arrangement, the Taiga Shares were exchanged for Stapled Units of the Company, with each such unit comprising of one Common Share of the Company and one 14% unsecured subordinated Note due 2020, in the principal amount of $5.32 per note. The Notes are unsecured senior subordinated indebtedness of the Company and will be subordinate in right of payment, as set forth in the Indenture, to all existing and future senior indebtedness of the Company. On May 4, 2006, the Notes and Common Shares began trading separately as a result of Taiga’s purchase of

$42,500,000 aggregate principal amount of the Notes and related consent solicitation to amend the Indenture. As at the date hereof, an aggregate principal amount of $128,834,217.60 of the Notes remain outstanding.

Particulars of the Notes are described in the Indenture and supplemental indentures. Copies of the Indenture and all amendments thereto are filed under the Company’s SEDAR profile at www.sedar.com.

MARKET FOR SECURITIES

The Common Shares and Notes are listed and posted for trading on the TSX under the trading symbols “TBL” and “TBL.NT”, respectively. The monthly price ranges and volumes of the Common Shares traded on the TSX for the most recently completed financial year are as follows:

Month	Price Range	Total Volume
March 2017	$1.01 - $1.04	53,400
February 2017	$1.00 - $1.02	44,600
January 2017	$1.00 - $1.09	185,100
December 2016	$0.95 - $1.10	178,000
November 2016	$0.92 - $1.04	159,000
October 2016	$0.90 - $1.04	122,600
September 2016	$1.00 - $1.05	99,100
August 2016	$0.90 - $1.06	392,000
July 2016	$0.85 - $0.95	72,000
June 2016	$0.84 - $0.96	89,500
May 2016	$0.80 - $0.89	150,600
April 2016	$0.76 - $0.89	115,400

The monthly price ranges and volumes of the Notes traded on the TSX for the most recently completed financial year are as follows:

Month	Price Range	Total Volume
March 2017	$114.02 - $116.80	67,000
February 2017	$114.50 - $116.80	152,200
January 2017	$113.00 - $116.00	366,700
December 2016	$114.00 - $116.00	398,000
November 2016	$113.00 - $117.00	132,700
October 2016	$113.00 - $115.75	164,200
September 2016	$111.50 - $117.10	80,600
August 2016	$113.00 - $117.50	241,900
July 2016	$111.37 - $115.00	578,000
June 2016	$110.50 - $113.00	42,000
May 2016	$109.00 - $113.00	1,389,500
April 2016	$109.01 - $110.75	148,100

DIRECTORS AND OFFICERS

The following table sets out, as at the date hereof, for each of the directors and senior officers of the Company, the person’s name, province or state and country of residence, position(s) with the Company and principal occupation within the five previous years, and includes the period during which each director has served as a director of the Company. The term of office for each of the directors will expire at the next annual meeting of shareholders of the Company or until the earlier of the director’s death, resignation or removal. Each senior officer serves at the discretion of the board of directors of the Company and holds office until his or her successor is appointed or until the earlier of such officer’s death, resignation or removal.

Name, Position with Taiga and Province or State and Country of Residence	Principal Occupation	Director Since
KOOI ONG TONG(1) Chairman and Director Kuala Lumpur, Malaysia	Chairman of Taiga	May 20, 2005(2)

PETER BUECKING(1)(3) Director British Columbia, Canada	Corporate Director	November 7, 2006

DOUGLAS J. MORRIS Director Ontario, Canada	Business Consultant	July 16, 2009

BRIAN FLAGEL(3) Director British Columbia, Canada	President of Custom Consulting	November 17, 2010

IAN TONG Director Soleil, Singapore	Vice President of Investments at UPP Holdings Limited	July 20, 2012

OTTO-HANS NOWAK(3) Director British Columbia, Canada	Senior Legal Counsel at Borden Ladner Gervais LLP	August 8, 2013

CAM WHITE Director Alberta, Canada	Business Consultant	July 20, 2012

TRENT BALOG(4) Chief Executive Officer and President Alberta, Canada	Chief Executive Officer and President of Taiga	N/A

GRANT SALI(5) Executive Vice President, Supply Management and Chief Procurement Officer British Columbia, Canada	Executive Vice President, Supply Management and Chief Procurement Officer of Taiga	N/A

RUSS PERMANN(6) Executive Vice President, Operations and Chief Operating Officer Alberta, Canada	Executive Vice President, Operations and Chief Operating Officer of Taiga	N/A

MARK SCHNEIDEREIT-HSU Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary British Columbia, Canada	Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary of Taiga	N/A

Notes:

(1)	Member of the Company’s compensation committee.
(2)	Dr. Tong has been a director of Old Taiga since September 29, 2003.
(3)	Member of the Company’s audit committee.
(4)	Prior to his appointment as Chief Executive Officer and President in March 2015, Mr. Balog was Executive Vice President, Operations and Chief Operating Officer of Taiga.
(5)	In March 2015, Grant Sali was appointed as Chief Procurement Officer, in addition to his existing role as Executive Vice President, Supply Management.

(6)

Mr. Permann held the position of Vice President – Prairie Operations, Envirofor Preservers and US Operations, prior to his appointment as Executive Vice President, Operations and Chief Operating Officer in March 2015.

As of the date hereof, the directors and executive officers of the Company collectively held, directly or indirectly, or exercised control or direction over approximately 22.36% of the outstanding Common Shares (excluding the Common Shares controlled by UPP). Dr. Kooi Ong Tong is the Executive Chairman, Chief Executive Officer and a significant shareholder of UPP, which indirectly owns approximately 58.34% of the outstanding Common Shares. Ian Tong is also an Executive Director and Vice President, Investments of UPP.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taiga is, or has been, within the past ten years, a director, chief executive officer or chief financial officer of any company, that while that person was acting in that capacity (i) was subject to a cease trade order or similar order or an order that denied that other company access to any exemptions under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days. No director, executive officer or, to the best of Taiga’s knowledge, shareholder holding a sufficient number of securities of Taiga to affect materially the control of Taiga (i) is, at the date of this AIF, or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

To the knowledge of Taiga, there are no existing or potential material conflicts of interest between the Company or its subsidiaries, and any director or officer of the Company or its subsidiaries. In accordance with the BCBCA, any director who has a material interest or any person who is a party to a material contract or a proposed material contract with the Company is required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the Company’s directors are required to act honestly and in good faith with a view to the best interests of the Company. Certain of the Company’s directors have either other employment or other business or time restrictions placed on them and accordingly these directors will only be able to devote part of their time to the Company’s affairs.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as set out below, the Company and its subsidiaries are not involved nor have they been involved in any material legal proceedings (including any such proceedings which are pending or threatened of which the Company or its subsidiaries are aware) within the preceding financial year.

Third parties have threatened or may commence legal proceedings against Taiga in its ordinary course of business. An adverse determination in litigation proceedings could subject Taiga to significant liabilities to third parties. Although such disputes are often settled before trial, the costs associated with such arrangements may be substantial. Taiga closely monitors the progress of all threatened litigation and, where the directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of Taiga’s business and other than as previously disclosed herein, none of the directors, executive officers or securityholders of greater than 10% of the outstanding Common Shares of Taiga, nor any associate or affiliate of any of the foregoing persons has, within the three most recently completed financial years or since commencement of the current financial year, had any material interest, direct or indirect, in any transactions which materially affected Taiga or in any proposed transaction which has or would materially affect Taiga.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is Computershare Investor Services Inc. and the trustee for the Notes is Computershare Trust Company of Canada at their principal offices in Vancouver, British Columbia and Toronto, Ontario, respectively.

MATERIAL CONTRACTS

Other than in the ordinary course of business, no material contracts were entered into by Taiga within the most recently completed financial year ended March 31, 2016, or before the most recently completed financial year that remain in effect, other than the following:

•	the Indenture, including all supplements thereto; and

•	the Credit Agreement, establishing the Facility, including all amendments thereto.

AUDIT COMMITTEE

The audit committee consists of three directors (Peter Buecking, Brian Flagel and Otto-Hans Nowak) each of whom is financially literate and independent as defined under National Instrument 52-110 - Audit Committees. The audit committee has a written charter setting out its mandate and responsibilities, which is set out in its entirety at Schedule “A” hereto. The audit committee assists the board of directors in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and supervises the adequacy of Taiga’s internal accounting controls and financial reporting practices and procedures and the quality and integrity of Taiga’s audited and unaudited financial statements, including directly overseeing the external auditors and pre-approving all non-audit services to be provided by the external auditors. The committee reviews the business plan and operating and capital budgets. The audit committee also reviews Taiga’s financial statements, management’s discussion and analysis and the annual and interim earnings press releases prior to public disclosure. The committee is responsible for ensuring efficient and effective assessment of management of risk throughout Taiga.

The audit committee is responsible for recommending to the board of directors the external auditors to be nominated and the compensation of the external auditors, and reviewing the independence of the external auditors. The audit committee has the authority to engage independent advisors, to approve the compensation of the independent advisors, and to communicate directly with the external auditors. The committee is responsible for overseeing the resolution of disagreements in connection with financial reporting between management and the external auditors. The audit committee has established procedures to respond to complaints received regarding accounting, internal accounting control and auditing matters. Also, the audit committee has established a confidential, anonymous process for the submission of employee concerns regarding questionable accounting or auditing matters.

Relevant Educational and Professional Experience

Set out below is a description of the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member:

Peter Buecking – Mr. Buecking was appointed as a Director of Taiga in November 2006 and has since become a member of the audit and compensation committees. Mr. Buecking acquired financial experience and exposure to accounting and financial issues in his capacity as President of Provident Consulting Ltd., and a director of Champ Cargosystems S.A., a Luxembourg based joint venture of Cargolux Airlines International S.A. and Societe Internationale de Telecommunications Aeronautiques (“SITA”). From 2003 until 2006, Mr. Buecking was Group President of SITA headquartered in Geneva, Switzerland. At SITA, Mr. Buecking was responsible for overall group results and strategy. He was also the chair of the Executive Committee. Prior to joining SITA, he was Managing Partner of Oneworld Management Company. Oneworld is a global alliance of leading airline brands. During an 18 year career with Cathay Pacific Airways from 1982 to 2000 Mr. Buecking held several senior management positions including Vice President Canada, Vice President USA and Latin America, General Manager and Director, Asian Frequent Flyer (Singapore) Pty, General Manager In-flight Services and Director, Marketing and Sales. Mr. Buecking received a diploma in Business Administration from Vancouver College and is also a graduate of the Swire Management Trainee Program from INSEAD.

Brian Flagel – Mr. Flagel is President of Custom Consulting. Mr. Flagel retired from public service in Canada as Executive Director, Canada Border Services Agency (“CBSA”). He held several executive positions in CBSA where he was responsible for operational service delivery, international trade movements, strategic planning, professional standards and facility planning. He was Director, Canada Border Services, Vancouver International Airport for several years and was Director, Global Trade Services, FedEx, Europe, Middle East and Africa Division from 1995-1998. Mr. Flagel received a Bachelor of Arts from the University of Manitoba.

Otto-Hans Nowak – Mr. Nowak is the President and the sole director of Parkview Law Corporation and Senior Counsel to Borden Ladner Gervais LLP (“BLG”), one of the largest national law firms in Canada. Mr. Nowak had to retire several years ago from BLG as Tax Partner upon reaching the mandatory retirement age under the partnership agreement. He now provides legal and tax services to

BLG and its clients through his law corporation. Mr. Nowak was a captain and F-104 Starfighter Pilot in the West German Air Force before migrating to Canada in 1971. He attended the University of British Columbia and received the degrees of Bachelor of Commerce and Bachelor of Laws. After his articles with Ladner Downs, a predecessor law firm to BLG, he initially worked as an associate with Ladner Downs and became a partner in 1983. In 1989, he was asked to open and manage a law office in Hong Kong. He returned to Ladner Downs as partner in 1993. Mr. Nowak has a wealth management and wealth transfer planning practice with special emphasis on holistic global estate planning, but he also practises in the areas of domestic tax planning, international tax planning and international wealth transfer, estate and asset preservation planning. Mr. Nowak continues to travel extensively on legal business to Southeast Asia (including China, Hong Kong, Singapore and Malaysia), Europe (including Germany, Switzerland and the United Kingdom) and the Middle East (including the United Emirates, Saudi Arabia and Kuwait).

Pre-Approval Policies and Procedures

The audit committee charter includes responsibilities regarding the provision of non-audit services by Taiga’s external auditors. The audit committee charter states that the audit committee shall: (i) pre- approve all non-audit services to be provided by the external auditors; and (ii) on an annual basis, review and discuss with the external auditors all significant relationships they have with Taiga that could impair the auditors’ independence. The audit committee charter is attached as Schedule “A” to this AIF.

Audit Fees

The aggregate fees billed by Taiga’s external auditor for audit services and for services normally provided by the external auditor, such as services in connection with statutory and regulatory filings, were $205,000 for the fiscal year ended March 31, 2017, and $205,000 for the fiscal year ended March 31, 2016.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by Taiga’s external auditor that are reasonably related to the performance of the audit or review of Taiga’s financial statements and not reported above under “Audit Fees” were $nil for the fiscal year ended March 31, 2017 and $nil for the fiscal year ended March 31, 2016.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by Taiga’s external auditor for tax compliance, tax advice and tax planning were $45,000 for the fiscal year ended March 31, 2017, and $56,250 for the fiscal year ended March 31, 2016.

All Other Fees

There were no other fees billed in the fiscal years ended March 31, 2017 and 2016.

INTERESTS OF EXPERTS

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP at their offices in Vancouver, British Columbia. Dale Matheson Carr-Hilton Labonte LLP has advised the Company that they are independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular dated June 17, 2016 relating to the Company’s annual general meeting held on July 28, 2016, a copy of which can be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s Consolidated Financial Statements and related Management’s Discussion and Analysis for the fiscal year ended March 31, 2017, copies of which may be obtained upon request from the Company at Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 4M2. These and other regulatory filings and information may also be found on SEDAR at www.sedar.com. Information relating to Taiga can also be found at Taiga’s website address at www.taigabuilding.com.

SCHEDULE “A”

CHARTER FOR THE MANDATE AND RESPONSIBILITIES

OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF TAIGA BUILDING PRODUCTS LTD. (the “Company”)

1.	Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

The Audit Committee’s primary duties and responsibilities are to:

a)	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company.

b)	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

c)	Monitor the independence and performance of the Company’s external auditors.

d)	Provide an avenue of communication among the external auditors, management, and the Board of Directors.

e)	Report to the Board of Directors on its ability to fulfill its mandate and bring to the Board’s attention all matters it considers significant.

f)	Monitor compliance with legal and regulatory requirements, applicable to the Company.

g)	Encourage adherence to, and continuous improvements of, the Company’s policies, procedures and practices at all levels.

h)

Establish procedures with complaints regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding such matters (whistle-blowing).

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine if the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company’s financial statements, and the independent auditors are responsible for auditing those financial statements on an annual basis. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to external auditors, company legal counsel as well as anyone in the organization.

The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee is entitled to rely in good faith on the financial statements and other representations made to it by management, the external and internal auditors, and other consultants or experts.

2.	The Audit Committee Composition and Meetings

a)

The Audit Committee members shall meet the requirements of the Business Corporations Act (British Columbia) and those of the Stock Exchange upon which the Company’s shares are listed and traded. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be outside directors who are unrelated, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Audit Committee shall be financially literate, being defined as being able to read and understand basic financial statements, and at least one member of the Audit Committee shall have accounting or related financial management expertise.

b)

Audit Committee members shall be appointed by the Board on recommendation from the nomination process. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

c)

The Audit Committee shall meet at least four times annually or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve the agenda in advance of the meeting. The Audit Committee should meet privately in executive session at least annually with management and the external auditors and as a committee to discuss any matters the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee should meet with management and the external auditors, if it is part of their engagement, quarterly to review the Company’s interim financial statements and any significant events or findings that took place or came to the attention of management or the auditors.

3.	Audit Committee Responsibilities and Duties

Review Procedures

a)	Periodically review and reassess the adequacy of this Mandate, make amendments as necessary, and submit the Mandate to the Board for approval.

b)

Review the Company’s annual audited financial statements and related documents prior to filing or distribution. The review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates or judgments.

c)

Annually, in consultation with management and external auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposure and the steps management has taken to monitor, control and report such exposure. Review significant findings prepared by the external auditors together with management’s responses.

d)	Review the effectiveness of the overall process for identifying principal risks affecting financial reporting and provide the Committee view to the Board of Directors.

e)

Review with financial management the Company’s quarterly financial results and related documents prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company’s accounting principles.

f)

Be aware of any ongoing or significant business relationship among the external auditors and Board of Directors and senior management. Ensure that these relationships will not impair the external auditor’s independence.

g)

Exercise oversight over the internal auditor by reviewing the annual work plan, reviewing summary reports on all whistle blower incidents, reviewing the summary reports of work completed, and discussing the major reports with both the internal and external auditor as well as with the CFO.

4.	External Auditors

a)

The external auditors are primarily accountable to the shareholders and to the Audit Committee and the Board of Directors as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the nomination of the external auditors or approve of any discharge of auditors when circumstances warrant.

b)	Approve the fees and other significant compensation to be paid to the external auditors. Pre- approve all non-audit services to be provided by the external auditors.

c)

On an annual basis, the Audit Committee should receive a report from and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors’ independence. The report should explicitly acknowledge that the auditors’ primary client is the shareholders.

d)	Review the external auditors’ audit plan - discuss and approve audit scope, staffing, reliance upon management, locations, and general audit approach.

e)

Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

f)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied to the Company’s financial reporting.

5.	Legal Compliance

On at least an annual basis, or otherwise as required, the Audit Committee should review with the Company’s counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or government agencies.

6.	Other Audit Committee Responsibilities

The Audit Committee shall:

a)

Periodically and at least annually, report to the Board any aspect of the Mandate which they (individually or collectively) feel they have been unable to perform effectively and, in writing, request that the external auditor, the internal auditor, the Secretary, the CFO, the CEO, and the Chairman of the Board report directly to the Board any failures they have noted in the performance of the Audit Committee.

b)	Prepare and disclose the Mandate to shareholders.

c)	Perform any other activities consistent with this Mandate, the Company’s articles, and governing laws, as the Audit Committee or the Board deems necessary.

d)	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the Audit Committee’s activities.

e)	Review financial and accounting personnel succession planning within the Company.